ANOORAQ RESOURCES CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS

TWO MONTHS ENDED DECEMBER 31, 2004
AND YEARS ENDED OCTOBER 31, 2003 and 2002

(Expressed in Canadian Dollars, unless otherwise stated)

(These statements have not been reviewed by the Company's auditors)

ANOORAQ RESOURCES CORPORATION Consolidated Balance Sheets (Expressed in Canadian Dollars unless otherwise stated)

	December 31	October 31
	2004	2003

Assets

Current assets
Cash and equivalents	$14,945,355	$5,414,398
Amounts receivable (notes 4 and 8)	668,643	164,499
Prepaid expenses	138,642	60,819
	15,752,640	5,639,716

Equipment (note 5)	197,995	16,990
Mineral property interests (note 6)	10,075,000	4,200,000

	$26,025,635	$9,856,706

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities (note 8)	$1,573,733	$528,277

Future income taxes (note 9)	1,385,255	–

Shareholders' equity
Share capital (note 7)	49,974,357	25,086,863
Contributed surplus (note 7(c))	2,363,950	485,962
Deficit	(29,271,660)	(16,244,396)
	23,066,647	9,328,429

Nature of operations (note 1)
Commitments (note 6)
	$26,025,635	$9,856,706

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Tumelo M. Motsisi	/s/ Ronald W. Thiessen

Tumelo M. Motsisi	Ronald W. Thiessen
Director	Director

ANOORAQ RESOURCES CORPORATION Consolidated Statements of Operations (Expressed in Canadian Dollars unless otherwise stated)

	Two months ended	Three months
	December 31	ended January 31
	2004	2003
	(unaudited)	(unaudited)

Expenses
Accounting, audit and legal	$133,969	8,003
Conference and travel	110,189	33,519
Consulting	58,972	11,547
Exploration (schedule)	1,269,674	384,795
Office and administration	128,746	20,716
Salaries and benefits	225,028	170,467
Stock-based compensation - operations (note 7(c))	2,913	–
Stock-based compensation - exploration (note 7(c))	9,699	–
Shareholders communications	41,251	42,841
Trust and filing	8,552	3,239
Loss before the following	1,988,993	675,127
Foreign exchange loss (gain)	55,461	(22,302)
Interest income	(95,564)	(15,137)
Write-off (recovery) of amounts receivable (note 8(e))	–	–
Loss for the period	$1,948,890	$637,688

Basic and diluted loss per share	$0.01	$0.02

Weighted average number of common
shares outstanding	147,652,145	32,273,463

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Two months ended	Three months
	December 31	ended January 31
	2004	2003
Deficit, beginning of period	(27,322,770)	(12,414,982)
Loss for the period	(1,948,890)	(637,688)
Deficit, end of the period	(29,271,660)	(13,052,670)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION Consolidated Statements of Cash Flows (Expressed in Canadian Dollars unless otherwise stated)

	Two
	months ended	Three months
	December 31	ended January 31
	2004	2003
	(unaudited)	(unaudited)
Cash provided by (used for):

Operating activities
Loss for the period	$(1,948,890)	$(637,688)
Items not involving cash
Depreciation included in exploration expenses	13,547	5,788
Stock-based compensation (note 7(c))	12,612	–
Amounts receivable written off	–	–
Mineral properties written off	–	–
Shares issued for property option payments	–
included in exploration expenses		93,750
Changes in non-cash operating working capital	–	–
Amounts receivable	419,260	(10,203)
Prepaid expenses	24,272	11,976
Accounts payable and accrued liabilities	(779,263)	412,997
	(2,258,462)	(123,380)

Investing activities
Mineral property acquistion costs	413,416	–
Purchase of equipment	(39,115)	–
	374,301	–

Financing activities
Issuance of common shares	190,672	–
Issue costs	–	–
Issuance of common shares for cash, net of costs	190,672	–

Increase in cash and equivalents	(1,693,489)	(123,380)
Cash and equivalents, beginning of period	16,638,844	3,005,236
Cash and equivalents, end of period	$14,945,355	$2,881,856

Supplementary information
Interest paid	$16,907	$–
Interest received	$(95,564)	$(15,137)

Non-cash operating, financing and investing activities
Shares issued for property option agreements	$–	$–

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION Consolidated Schedules of Exploration Expenses (Expressed in Canadian Dollars unless otherwise stated)

	Two months ended	Three months
	December 31	ended January 31
Republic of South Africa	2004	2003
	(unaudited)	(unaudited)

Northern Limb of the Bushveld Complex
Assays and analysis	$128,630	$87,902
Depreciation	13,564	5,788
Drilling	395,533	–
Engineering	362,141	5,229
Environmental and socioeconomic	63,106	10,350
Geological and consulting	151,079	91,661
Graphics	1,981	3,542
Property fees and assessments	2,853	22,603
Property option payments	3,357	93,750
Site activities	77,013	28,236
Transportation	58,485	35,734
	1,257,742	384,795

Eastern Limb of the Bushveld Complex
Engineering	12,598	–
Environmental and socioeconomic	1,554	–
Geological and consulting	3,397	–
Property option payments	197	–
Site activities	(11,779)	–
Transportation	5,965	–
	11,932	–

Exploration expenses before the following	1,269,674	384,795
Stock-based compensation (note 7(c))	9,699	–
Exploration expenses	1,279,373	384,795
Cumulative expenditures, beginning of period	15,612,843	6,017,288
Cumulative expenditures, end of period	$16,892,216	$6,402,083

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

1.	Nature of operations

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral property interests. Since 1999, the Company has focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex (note 6).

During 2004, the Company changed its fiscal year end from October 31 to December 31.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. At December 31, 2004, the Company had working capital of approximately $14 million which, although expected to be sufficient to allow the Company to meet its commitments and fund its operations for the next fiscal year, may not be sufficient to meet it’s planned business objectives. Management recognizes that the Company may need to generate additional financial resources in order meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	Basis of presentation and principles of consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The Company's investment in the Ga-Phasha joint venture (note 6(b)) is consolidated on a proportionate basis. All material intercompany balances and transactions have been eliminated.

3.	Significant accounting policies

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(b)	Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

(c)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred. Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value has been determined to have occurred.

(d)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the date the agreement to issue the shares was reached and announced.

(e)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(f)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the Company's case, diluted loss per share is the same as basic loss per share as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(g)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. It is not practicable to determine the fair values of amounts receivable due from/to related parties (note 8) due to the related party nature of such amounts and the absence of a secondary market for such instruments.

(h)	Translation of foreign currencies

All of the Company's foreign operations are integrated. Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the year. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(i)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Significant areas requiring the use of management estimates include the determination of the recoverability of mineral property interests, determination of reclamation obligations and the assumptions used in determining fair value of non-cash stock- based compensation. Actual results could differ from these estimates.

(j)	Stock-based compensation

Effective November 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”), Section 3870 “Stock-Based Compensation and Other Stock-Based Payments (“HB 3870”). Under the new standard, stock options and other stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by issuance of equity instruments, granted on or after November 1, 2002, are accounted for using the fair value based method.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

On adoption of HB 3870, the Company elected to use the settlement method of accounting for stock options granted to employees, and to disclose the pro forma effect of accounting for these awards under the fair value method. Effective November 1, 2003, in connection with amendments to HB 3870, the Company changed the method of application of its stock-based compensation accounting policy so as to measure all stock options granted at fair value and to recognize the compensation expense over the vesting period, with a corresponding credit to contributed surplus. This change has been applied prospectively for options granted on or after November 1, 2003, as allowed under the transitional provisions of HB 3870.

Prior to the adoption of the new recommendations in 2002, no compensation expense was recorded for the Company’s stock-based plan when options or incentives were granted. Any consideration paid by directors and employees on exercise of stock options was credited to share capital.

(k)	Asset retirement obligations

During the period ended December 31, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" ("HB 3110"). This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with a restatement of prior periods presented; however, the adoption of HB 3110 resulted in no changes to amounts previously presented.

(l)	Comparative figures

Certain of the prior periods' comparative figures have been restated to conform to the presentation adopted for the current period.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

4.	Amounts receivable

Amounts receivable comprise the following:

	December 31,	October 31,
	2004	2003
Value-added taxes recoverable	$588,190	$162,910
Employee expense advances	10,354	1,589
Other receivables	7,188	–
Hunter Dickinson Inc., and subsidiaries (note 8)	62,911	–
	$668,643	$164,499

5.	Equipment

	December 31, 2004			October 31, 2003
		Accumulated	Net book		Accumulated	Net book
	Cost	depreciation	value	Cost	depreciation	value
Office	$65,846	$34,794	$31,052	$30,421	$30,089	$332
Vehicles	253,468	86,525	166,943	68,769	52,111	16,658
	$319,314	$121,319	$197,995	$99,190	$82,200	$16,990

6.	Mineral property interests

Mineral Property Acquisition Costs	December 31,	October 31,
	2004	2003
Platreef Properties (note 6(a))	$4,200,000	$4,200,000
Ga-Phasha Project (note 6(b))	5,875,000	–
Balance, end of period	$10,075,000	$4,200,000

(a)	Northern Limb of the Bushveld Complex, Republic of South Africa

Platreef

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Northern Limb of the Bushveld Complex in South Africa.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The Company acquired its rights under the October 1999 agreement with Pinnacle as a consequence of reaching a settlement agreement with Gladiator Minerals Inc., subsequently renamed Hinterland Metals Inc. ("Hinterland"), pursuant to which Anooraq would pay cash of $25,000 (paid) and issue shares in stages to Hinterland, to a maximum of 875,000 shares based on project expenditures and a bonus of 625,000 shares for each 7 million PGM ounces defined on the project. Under this agreement, 378,500 shares were issued to Hinterland to November 2003 and on November 13, 2003, the Company issued an additional 400,000 common shares to Hinterland as full and final negotiated settlement under this agreement.

In South Africa, many mineral claim areas were historically defined by farm boundaries and consequently, are commonly referred to as "farms".

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in portion 2 of the Elandsfontein 766LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited. The option required staged issuances of a maximum of 500,000 common shares of the Company (of which 412,500 shares have been issued to December 31, 2004 and no further share issuances are expected) and aggregate cash payments of US$350,000 (of which US$54,250 and $15,000 have been paid).

In July 2001, Plateau acquired the right to purchase a 100 percent interest in the farm Hamburg 737LR (2,126 hectares) and Portion 1 of the farm Elandsfontein 766LR (428 hectares), located contiguous to the north end of the then-existing Platreef properties. Consideration for the exploration rights to these properties, which are in effect for a five year term, consists of payments of US$2.00 per hectare in year one escalating in stages to US$4.50 per hectare in year five. To purchase the farms outright, a payment of US$325 per hectare is required if the option is exercised in year one, US$390 per hectare in year two, US$455 per hectare in year three, US$520 per hectare in year four and US$600 per hectare in year five.

On August 28, 2001, the Company completed an agreement to purchase from Pinnacle the remaining outstanding common shares of Plateau that it did not own in consideration for the issuance of 7.5 million of its common shares, recorded at a value of $4.2 million. In connection with this acquisition, the original loan facility and share purchase agreement between Anooraq and Pinnacle was purchased for consideration of 4,500,000 Anooraq warrants, which were exercised in their entirety in July 2003.

In August 2002, the Company entered into a five year prospecting contract, expiring August 2007, with an option to extend the agreement for an additional three years with the South African Department of Mines and Energy (“DME”) for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Annual option fees ranging from ZAR 3 per hectare to ZAR 18 per hectare are payable to the DME.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats has the right to earn a 50% interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, Ivanplats must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats exploration activities. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

Rustenburg (“Kwanda”)

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited ("Rustenburg"), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"), for the right to acquire up to an 80% interest in twelve new PGM properties located on the Northern Limb of the Bushveld Complex.

Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling South African Rand ("ZAR") 25 million within five years. The Company is required to spend ZAR 2.5 million in year one (which has been completed), ZAR 5 million in each of years two (which has been completed), three, and four, and ZAR 7.5 million in year five.

If a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company's interest.

Drenthe-Overysel (“Boikgantsho”)

On November 26, 2003, the Company announced that it had entered into a Joint Venture Agreement with Potgietersrus Platinums Limited ("PPRust"), a wholly owned subsidiary of Anglo American Platinum Corporation Limited (together "Anglo Platinum"). The Joint Venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex.

The objective is to explore and develop a large-scale open pit deposit with the potential to utilize nearby milling, smelting and refining facilities which could provide substantial cost advantages to

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

a new mining project. The Company is contributing its rights to the Drenthe 778LR farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and the Witrivier 777LR farm if the deposit extends north on to Witrivier. PPRust is contributing its rights to the northern portion of the Overysel 815LR farm which lies south of and contiguous to the Drenthe 778LR farm.

Pursuant to the terms of the Joint Venture Agreement, the Company and Anglo Platinum will form an initial 50/50 Joint Venture (the "Boikgantsho JV") to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR12.35 million (of which the entire amount has been spent) on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation, the joint venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. Anooraq or Anglo Platinum, as the case may be, each has the right to make a cash payment to the other party or to fund additional capital contributions to equalize their respective contributions. During development, the Boikgantsho JV will be seeking a Black Economic Empowerment ("BEE") partner to participate in the project, which may itself be Anooraq, with the original Boikgantsho JV partners dividing the remaining interest.

Should the Company choose not to proceed, Anglo Platinum shall have the option of acquiring the Company's interest at the aggregate of (i) the net present value of exploiting the Company's mineral rights as a stand alone mining operation, by applying an agreed discount rate as determined in the BFS, and (ii) all exploration expenditures (as defined) incurred by the Company up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time in terms of a formula taking into account expenditure on the project by the contributory parties. Anglo Platinum will remain entitled to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the South African Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities.

(b)	Eastern Limb of the Bushveld Complex, Republic of South Africa

Ga-Phasha Project

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African BEE company, would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation which was owned 50% by Anglo Platinum and 50% by Pelawan.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Company (the "Consideration Shares") and cash payments totalling ZAR 15,652,744 ($3,055,416). Of the Consideration Shares, approximately 83 million will be held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project.

In June 2004, Pelawan received approval from the Exchange Control department of the South African Reserve Bank (“SARB”) to complete the transaction, which permitted Anooraq to become a BEE company. The transaction was completed on September 29, 2004. The Ga-Phasha Project is a 50/50 joint venture between the Company, through Plateau, and Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited, governed by, among other things, a shareholders' agreement relating to Micawber entered into on September 22, 2004. Work on the Ga-Phasha Project is continuing toward the preparation of a bankable feasibility study.

The transaction constitutes a “reverse take-over” under the policies of the TSX Venture exchange. This transaction has been accounted for as an acquisition by Anooraq of Micawber's 50% interest in its mineral properties. However, because neither the fair value of the Anooraq shares issued, nor the fair value of the mineral property interests acquired could be readily determined, the acquisition has been recorded at the net book value, as determined in accordance with Canadian generally accepted accounting principles, of Micawber's net assets acquired, being nil, plus related transaction costs.

The acquisition costs were accounted for as follows:

Cash payments totaling ZAR 15,652,744	$3,055,416
Financial, legal, advisory, and other fees	1,419,329
Estimated South African stamp duties	15,000
Book value of Micawber's net assets acquired	–
Future income taxes	1,385,255
Acquisition cost, Ga-Phasha Project	$5,875,000

The Company accounts for its interest in Micawber, which holds the Ga-Phasha Project, using the proportionate consolidation method.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The following is a summary of the Company's proportionate share of Micawber as at December 31, 2004 and for the period from acquisition on September 29, 2004 to December 31, 2004, included in the Company's consolidated financial statements:

December 31,
2004
Current assets	$24,045
Non-current assets	–
Current liabilities	219,423
Non-current liabilities	–
Revenues	–
Expenses	195,387
Net loss	(195,387)
Cash flows used in operating activities	(195,387)
Cash flows used in investing activities	–
Cash flows used in financing activities	–

c)	Western Limb of the Bushveld Complex, Republic of South Africa

Thusong Joint Venture

In May 2003, the Company entered into a joint venture agreement with Rustenburg to form a joint venture to explore and develop PGMs, gold and nickel mineralization on the Wachteenbietjieslaagte 4JQ, Vogelstruiskraal 400KQ and Cyferkuil 1JQ farms, which are located on the western limb of the Bushveld Complex, approximately 75 kilometres north of the town of Rustenburg, South Africa, adjacent to Anglo Platinum’s Union operations.

Pursuant to the terms of the joint venture agreement, the Company and Anglo Platinum will form an initial 50/50 joint venture (the "Thusong JV") to explore the three farms for a period of up to five years. During that period, the Company will operate exploration programs, and spend up to ZAR 12 million on behalf of the Thusong JV. The Company will have the option to proceed to take the project to a BFS level. Once the BFS has been completed, the parties, by agreement, may jointly or separately proceed to exploitation. During development, the Thusong JV will be seeking a BEE partner to participate in the project. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time in terms of a formula taking into account expenditure on the project by the contributing parties. Anglo Platinum will remain entitled to a minimum 17.5% non-contributory interest, adjusted depending on the final PGM royalty established under the South African Mineral and Petroleum Royalty Bill to a maximum of 20%. Should the Company decide not to proceed, Anglo Platinum has the right to buy out the Company’s interest at the pro-rata net present value of exploiting the farms as determined in the BFS.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

7.	Share capital

(a)	Authorized share capital

On May 21, 2004, shareholders of the Company approved an increase in the authorized share capital from 200,000,000 common shares without par value to an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

Common shares issued and outstanding		Number of
	Price	Shares	Dollar Amount
Balance, October 31, 2001		27,384,880	$16,708,903
Issued during 2002:
Share purchase options exercised	$0.50	14,500	7,250
Share purchase options exercised	$0.60	7,000	4,200
Share purchase warrants exercised	$0.70	4,482,800	3,137,960
Private placement, August 2002, net of issue costs (note 7(f))	$0.80	259,283	190,161
Balance, October 31, 2002		32,148,463	20,048,474
Issued during fiscal 2003:
Shares issued for property option	$0.75	270,833	203,125
Share purchase options exercised	$0.60	1,206,000	720,090
Share purchase warrants exercised	$0.72	5,138,876	3,435,560
Private placement, May 2003, net of issue costs (note 7(g))	$0.52	1,400,000	679,614
Balance, October 31, 2003		40,164,172	25,086,863
Issued during fiscal 2004:
Shares issued for property option (note 6(a))	$0.85	400,000	340,000
Share purchase options exercised	$0.75	3,419,300	3,143,950
Share purchase warrants exercised	$0.85	3,313,125	2,822,529
Private placement, Dec 2003, net of issue costs (note 7(h))	$2.10	9,523,810	18,635,143
Shares issued to acquire Ga-Phasha Project (note 6(b))		91,200,000	–
Share issue cost of Ga-Phasha project		–	(54,128)
Balance, December 31, 2004		148,020,407	$49,974,357

(c)	Share Option Plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 10,800,000 common shares. As at December 31, 2004, 2,610,000 of these options were outstanding, 4,646,800 had been exercised, and 3,543,200 remained available to grant. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX Venture Exchange. Options typically have a maximum term of two to three years and terminate 30 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average		remaining life
	exercise price	Number of options	(years)
Balance, October 31, 2001	$0.59	1,619,000	1.62
Granted	0.83	2,439,000
Exercised	0.53	(21,500)
Expired or cancelled	0.59	(280,000)
Balance, October 31, 2002	0.75	3,756,500	1.59
Granted	1.35	2,852,000
Exercised	0.60	(1,206,000)
Expired	0.56	(88,500)
Cancelled	0.68	(114,000)
Balance, October 31, 2003	1.12	5,200,000	1.36
Granted	1.89	897,500
Exercised	0.75	(3,419,300)
Cancelled	0.97	(68,200)
Balance, December 31, 2004	$1.87	2,610,000	1.54

Options outstanding at December 31, 2004 were as follows:

		Number of	Number of
	Option	options	options
Expiry date	price	outstanding	exercisable
July 29, 2005	$0.60	50,000	37,500
September 8, 2005	$0.85	100,000	100,000
September 30, 2005	$0.85	50,000	50,000
October 21, 2005	$2.00	1,585,000	1,585,000
October 26, 2006	$1.95	590,000	515,000
October 26, 2006	$2.00	35,000	30,000
October 26, 2006	$1.64	200,000	200,000
Total		2,610,000	2,517,500
Average option price		$1.87	$1.87

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during fiscal 2004 and 2003 and the estimated fair value of options granted to non-employees during 2002 have been reflected in the consolidated statement of operations as follows:

	Fourteen
	months
	ended	Year ended	Year ended
	December 31	October 31	October 31
	2004	2003	2002

Stock-based compensation – Exploration	$1,040,542	$8,875	$–
Stock-based compensation – Operations	1,426,006	477,087	–

Credited to contributed surplus during the period	2,466,548	485,962	–
Share purchase options exercised, credited to
share capital	(588,560)	–	–
Contributed surplus, beginning of the period	485,962	–	–
Contributed surplus, end of period	$2,363,950	$485,962	$–

The assumptions used to estimate the fair value of options granted during the period were:

	2004	2003	2002
Risk free interest rate	3%	3%	3%
Expected life	2 years	2 years	2 years
Volatility	88%	40%	40%
Expected dividends	nil	nil	nil

(d)	Share purchase warrants

The continuity of share purchase warrants is as follows:

Note Reference		6(a)	7(e)	7(f)	7(h)
Expiry date	Aug. 3,	Aug. 28,	Dec. 21,	Dec. 27,	June 1,
	2002	2003	2003	2003	2005
Exercise price	$0.70	$0.70	$0.85	$0.88	$2.50	TOTAL
Balance, October 31, 2001	4,797,800	4,500,000	3,692,718	–	–	12,990,518
Issued	–	–	–	259,283	–	259,283
Exercised	(4,482,800)	–	–	–	–	(4,482,800)
Expired	(315,000)	–	–	–	–	(315,000)
Balance, October 31, 2002	–	4,500,000	3,692,718	259,283	–	8,452,001
Exercised	–	(4,500,000)	(592,000)	(46,876)	–	(5,138,876)
Balance, October 31, 2003	–	–	3,100,718	212,407	–	3,313,125
Issued	–	–	–	–	5,333,334	5,333,334
Exercised	–	–	(3,100,718)	(212,407)	–	(3,313,125)
Balance, December 31, 2004	–	–	–	–	5,333,334	5,333,334

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(e)	Share purchase warrants

On December 10, 2002, the Company extended the expiry date of 3,692,718 warrants for an additional year to December 21, 2003, with the exercise price unchanged at $0.85.

(f)	Private placement, August 2002

On August 27, 2002, the Company completed a $207,426 private placement financing of 259,283 units at a price of $0.80 per unit. Each unit was comprised of one common share and a one common share purchase warrant exercisable at $0.88 per common share until December 27, 2003. The warrants were subject to an accelerated expiry based on certain conditions.

(g)	Private placement, May 2003

On May 27, 2003, the Company completed a private placement financing consisting of 1,400,000 common shares at a price of $0.52 per share.

(h)	Private placement, December 2003

During December 2003, the Company completed a $20 million private placement financing of 9,523,810 units at a price of $2.10 per unit. Each unit was comprised of one common share and one-half of a common share purchase warrant, with each whole warrant exercisable at $2.50 per common share until June 1, 2005. The agents received 571,429 share purchase warrants each exercisable into one common share at $2.50 per common share until June 1, 2005. The fair value of warrants issued has been shown on a net basis in share capital.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

8.	Related party transactions

		Fourteen
		months ended	Year ended	Year ended
	Note	December 31	October 31	October 31
Services rendered by	Ref	2004	2003	2002
Hunter Dickinson Inc.	(a)	$1,512,441	$1,281,758	$896,550
Hunter Dickinson Group Inc.	(b)	17,360	28,722	–
Pelawan Investments (Proprietary) Limited	(d)	745,438	–	–
CEC Engineering Ltd.	(e)	135,104	166,969	142,825

		As at	As at
		December 31	October 31
Related party balances receivable (payable)		2004	2003
Hunter Dickinson Inc.	(c)	$24,195	$(235,305)
CEC Engineering Ltd.	(e)	24,118	–
Pelawan Investments (Proprietary) Limited	(d)	44,080	–
Tecnicos HD de Mexico SA de CV	(a)	(58,933)	–
Servicios HD de Mexico SA de CV	(a)	97,649	–
Mainland Exploration Limited Partnership	(g)	–	–

(a)
Hunter Dickinson Inc. ("HDI") and its wholly owned subsidiaries, including Tecnicos HD de Mexico SA de CV and Servicios HD de Mexico SA de CV, are private companies with certain directors in common that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)	Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common that provides consulting services to, and incurs costs on behalf of, the Company, at market rates.

(c)
The balances receivable from (payable to) HDI have resulted from advances against future work, services, or cost reimbursements, or from HDI providing periodic short-term working capital advances to the Company. These balances are included within amounts receivable (note 4) or accounts payable and accrued liabilities on the consolidated balance sheets.

(d)
Pelawan Investments (Proprietary) Limited ("Pelawan") is a private South African Black Economic Empowerment company which is a significant shareholder of the Company and which has certain directors in common with the Company (note 6(b)). During the period from Pelawan becoming a significant shareholder on September 29, 2004 to December 31, 2004, the Company paid $745,438 (2003 – $nil) for technical, corporate development, administrative and management services provided to, and repayment of costs paid on behalf of, the Company.

ANOORAQ RESOURCES CORPORATION Notes to Consolidated Financial Statements Two months ended December 31, 2004 (Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

(e)
During the period ended December 31, 2004, the Company paid or accrued $135,104 (year ended October 31, 2003 – $166,969) to CEC Engineering Ltd, a private company owned by a director, for engineering and project management services at market rates.

(f)
Mainland Exploration Limited Partnership (“Mainland”) is a limited partnership that invests in exploration properties and had provided certain services to the Company. Certain directors of the Company were also directors of Mainland’s general partner. To October 31, 2000, the Company had advanced $201,000 to Mainland. During the period ended October 31, 2003, the Company determined that this amount receivable (plus interest) from Mainland was likely uncollectible and accordingly, the amount receivable was expensed during the year ended October 31, 2003. Subsequently, during the year ended December 31, 2004, the Company received $256,000 as full and final settlement of this amount receivable.

9.	Income taxes

Substantially all of the difference between the actual income tax expense (recovery) of $nil and the expected income tax recovery based on statutory tax rates relates to the benefit of losses not recognized.

As at December 31, 2004 the tax effect of the significant components within the Company’s future tax asset (liability) were as follows:

	December 31,	October 31,
	2004	2003
Future income tax assets
Mineral property interests	$3,239,000	$1,421,000
Loss carry forwards	2,677,000	1,859,000
Equipment	7,000	(5,000)
Resource-related tax pools	–	321,000
Other tax pools	451,000	104,000
Subtotal	6,374,000	3,700,000
Valuation allowance	(6,374,000)	(3,700,000)
Net future income tax asset	–	–

Future income tax liability
Mineral property interests	$1,385,255	$–

At December 31, 2004, the Company had losses available for income tax purposes in Canada totalling approximately $6.6 million (2003 - $5.1 million), expiring in various periods from 2005 to 2011. The Company had capital losses available of $nil (2002 - $1.0 million), which, when available, can be used to offset future capital gains. As a result of the transaction referred to in note 6(b), for Canadian income tax purposes a change in control was deemed to have occurred, and consequently the capital losses expired. The Company had no (2003 - $0.9 million) resource tax pools available in Canada, which, when available, may be carried forward and utilized to reduce future taxes related to certain resource income.

A future income tax liability of $1,385,255 arising from the transaction referred to in note 6(b) was recorded.